Exhibit 99.2

The General Meeting of GDF SUEZ approves

assigning subsidiary status

to the business lines LNG terminals

and underground storage of natural gas in France

The shareholders’ General Meeting of GDF SUEZ met today in order to examine and approve the transfer of all the assets, rights and obligations related to the LNG terminal activities and the storage of natural gas activities to two new subsidiaries on the 31st of December 2008*. The resolutions that will allow subsidiary status of these activities have been approved by over 99.9% of the group’s shareholders during the General Meeting.

The objective of assigning subsidiary status to LNG terminal activities is to comply with the commitments undertaken in relation to the European Commission on the occasion of the merger between the companies Gaz de France and SUEZ. From a more general point of view, the legal separation of storage and LNG terminal activities from the other activities in the Group will guarantee transparent and efficient operation to their customers.

The General Meeting also approved changes to the Articles of Association related to the election of Vice-Presidents of the Board of Directors, to the method for appointing the Board Member representing shareholder employees and to the voting procedure for electing employee representatives to the Board of Directors.

At the end of the Meeting, the Board of Directors of the Group appointed Albert Frère as Board Vice-President.

The broadcast of the GDF SUEZ shareholders’ General Meeting will be available for viewing on the Internet site www.gdfsuez.com for three months.

* Subject to the removal of suspensive conditions, the subsidiary for LNG terminal activities will be called ELENGY and the subsidiary for natural gas underground storage in France and abroad STORENGY.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model designed to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74.3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com